EXHIBIT 1

               Consent of Independent Auditors

Board of Directors
Meridian Gold Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-11337) of Meridian Gold Inc. of our report dated February 13, 2004, relating to the consolidated balance sheets of Meridian Gold Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, cash flows, and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2003, which report appears in the 2003 annual report to shareholders of Meridian Gold Inc. included in the annual report on Form 40-F of Meridian Gold Inc. for the year ended December 31, 2003, and further consent to the use of such report in such annual report on Form 40-F.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements have been restated as they have been as described in Note 16. Our report to the shareholders dated January 31, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters in the auditors' report when they are adequately disclosed in the consolidated financial statements.

/s/ KPMG LLP
KPMG LLP

Toronto, Ontario
April 2, 2004

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